[UNIVERSAL FOG LETTERHEAD]

July 27, 2006

United States Securities and Exchange Commission

Attn: Mr. John Reynolds, Assistant Director, Office of Emerging Growth Companies

Washington, D.C. 20549

Mail Stop 3561

RE:	Universal Fog, Inc.
Pre-Effective Amendment 4 to Registration Statement on Form SB-2
File Number: 333-128831

Filed: June 8, 2006

Dear Mr. Reynolds:

We are writing in response to your comment letter dated June 30, 2006 regarding the above referenced registration statement. Our responses to your comments follow each of the comments below.

Management’s Discussion and Analysis, page 8

1. We note your response to comment 8 of our letter dated May 16, 2006. Please identify the parties to whom you sold the treasury stock. Please explain the exemption you relied upon in conducting these private placements given that an issuer generally is not allowed to transact a private placement concurrent with a public offering, with very limited exceptions, see Black Box Inc. (June 26, 1990). Generally, the filing of a company’s registration statement constitutes a general solicitation of the company’s securities. We note the subsequent securities transactions by the company on December 29, 2005, January 9, 2006, and March 31, 2006, after the filing of the registration statement. Provide us with legal and factual basis underlying the exemption from registration claimed for the issuance of these securities. We may have further comment.

A total of 52,000 shares were sold to affiliates of our former COO, Brian Hahn in December 2005. 40,000 shares were sold to Robert Palazzitti an affiliate of our CEO, Tom Bontems, in January 2006. The remaining 208,000 shares were sold back to Dennis McKee, effectively unwinding that portion of his putting the shares back to the Company. These transactions were exempt under Section 4(2) and were conducted with affiliates of the Company.

The disclosure has been revised to clarify these transactions.

Critical Accounting Policies, page 8

2. We note your revisions with respect to our previous comment 2. Refer to the Commission’s guidance concerning Critical Accounting Estimates and revise Management’s Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the

SEC website at www.sec.gov./rules/interp/33-8350.htm. Please see section V. Critical Accounting Estimates.

The disclosure has been revised to address the comment.

Certain Relationships and Related Transactions, page 21

3. Please clarify the statement, “This transaction was valued at approximately one half of the per share value of the second private placement.”

The disclosure has been revised to clarify the statement.

Financial Statements (December 31, 2005)

Note 1 – Summary of Significant Accounting Policies

Property and Equipment

4. In the Form SB-2A filed on April 24, 2006, you state you depreciated improvements and the building over a 40 year life. Since you have amended your footnotes to state the building improvements are depreciated over ten years, please also revise to disclose the dollar balance of improvements separate from buildings. Also, due to your change in depreciable life for the improvements, we would expect to see a revision to the financial statements reflecting the increased amortization expense, decreased fixed asset balance and the required APB 20 disclosures for the change in accounting estimate. In your response letter dated April 21, 2006, you stated the difference in depreciation resulting from using a 10 or 40 year life was determined to be immaterial. If you continue to believe this is the case, we reiterate our request from our prior comment 15 for you to explain how you concluded the difference is not material, to quantify the expected impact of the difference in depreciation, and to explain how you evaluated materiality compared to the future annual profit or loss of the company, given recent significant variances in your operating results. Otherwise, revise to restate your financial statements and provide all of the disclosures required by APB 20.

We believe that there was an error in the wording of our footnote. It should have read “ten years for parking lot improvements and forty years for building”. The footnote has been amended to reflect this change.

The following table denotes our calculations to determine basis:

Predecessor Cost	$439,983
Less Assessed Land Value	(87,997)
Less Predecessor Depreciation	(38,866)
Building Basis (40 year Depr)	$313,120
Parking improvements (10 year Depr.)	23,971
Total Building and Improvements	$337,091

The comment relating to materiality was in reference to the parking improvements and not the building. The annual depreciation for the parking improvements at 10 years is $2397. Since the building is owned by the Company and there is no lease or agreement which would require amortization of the re-construction of the property, we have capitalized the entire cost of the re-construction of the building, except for the parking lot paving and fencing.

5. In our previous comment 15, we asked you to explain your basis for capitalizing “building and construction related supplies and materials” from October 2000 through March 2001. In your current response letter, you state that “building and construction costs” were capitalized, in lieu of stating “building and construction related supplies and materials” were capitalized. Please tell us the nature of the costs included in the capitalized “building and construction costs” and your basis for capitalizing them.

We may have used improper terminology in our previous response. The portion that refers to this comment should have read as follows:

In addition to the original purchase price of the land and building for $274,000 on July 27, 2000, Mr. Bontems incurred and capitalized labor costs of $116,641 from October 2000 through March 2001 for various improvements necessary to prepare the building for use in the Company’s business. These improvements included a mezzanine storage area, the interior offices finish out and a new roof. In addition to this labor cost, the Company incurred $49,342 of building and construction related supplies and materials over the same period of time. As a result, the completed cost of the land, building and improvements totaled $439,983. Since acquiring this property from Mr. Bontems on January 3, 2005, the Company has not capitalized any additional improvement costs.

When Mr. Bontems acquired the property, it was inhabitable and could not be utilized for his business. The only portion of the property that was salvaged was the exterior concrete block walls and the existing foundation. The property was rebuilt using the foundation, rough plumbing and existing exterior walls as a base. The new roof included structural members as well as roof covering. Since the building required a total reconstruction to make it serviceable, we have capitalized the entire amount of the predecessor cost less land and less predecessor depreciation and are depreciating the Parking improvements were paid by the company prior to acquisition, were previously considered leasehold improvements, and are being depreciated over 10 years. A table showing our calculation of basis is included in our response to comment 4 above.

Note 2 – Capital Structure Disclosures

6. Please expand Note 2 to discuss the issuance of 998,800 shares for $249,700.

Note 2 has been revised to address the comment.

7. Please explain your basis for valuing the issuance of 2,000,000 shares to Mr. McKee in April 2005 at $.05 per share. If Mr. McKee was a related party at the time, as defined by SFAS 57, the fair value of the company’s stock on the date of the transaction must be used for valuation. In the evaluation of the fair value of the stock, you should consider the proximity of the issuance to the offering, priced at $.50 per share, as well as the private placements in May and August of 2005, valued at $.25 per share.

The shares issued to Mr. McKee were issued prior to the purchase of Edmonds 6, Inc. At the time of purchase, Mr. McKee was a related party; however, the value of the stock at the time of purchase was unknown as there was no market for the stock and the valuation of the transaction was a negotiated transaction between the parties involved. Subsequent to the transaction, Mr. Bontems acquired Edmonds 6 and a decision was made to utilize a private placement to raise operating capital. It was then decided that the Company would be better served to file the SB-2 to allow for liquidity and a market could be made for the Company’s stock. Therefore the private placement was closed prior to completion and work began on the SB-2. At the time of the transaction with Mr. McKee, the parties did not know what the pricing per share would be in the subsequent private placement or the subsequent public offering.

8. In response to our prior comment 14, you revised Note 2 to state the issuance of 424,000 shares for services was valued at $.05 per share, “based on the first private placement.” If you are referring to the sale of 2,000,000 shares to Mr. McKee, please explain why you believe it is appropriate to base the valuation of the 424,000 shares on the terms of a related party transaction. Also, explain to us why the value of the services provided by the attorneys wasn’t used to value the issuance of the 384,000 shares issued to Vincent & Rees.

UFI also issued 40,000 shares to members of its Board of Directors as 2005 Director Compensation and 384,000 shares were issued to Vincent & Rees for attorneys’ fees and were valued at $0.05 per share. These shares were committed prior to the second private placement and were valued based on the first private placement which sold shares at $0.05 per share. Although the first private placement was to a related party, management believed that the value determined by that transaction was a fair value for the Board of Directors’ compensation shares. In addition, the Company received an invoice from Vincent & Rees for legal services in the amount of $19,200, which the Company paid by issuing 384,000 shares of the Company’s common stock. Thus, the value of the services provided was used to value the issuance of the shares to Vincent & Rees.

Note 5 – Commitments and Contingencies

Sundown Distributorship

9.

Revise to disclose the duration of the agreement. As previously requested, please explain your basis for recording an asset of $50,000, since the distribution of outdoor lighting products differs substantially from your historical operations in the custom design and manufacture of high pressure mist systems. Tell us whether the company has made any sales under this agreement to date. Revise MD&A and the discussion of business to discuss this transaction, as well as your expected operations distributing outdoor lighting products or providing other products or services not currently discussed in the document.

The disclosure has been revised to address the comment.

Financial Statements (March 31, 2006)

Note 2 Capital Structure Disclosures

10. Revise to disclose the transactions that affected treasury stock and additional paid in capital during the three months ended March 31, 2006.

The financial statements have been revised to address the comment.

Part II

Recent Sales of Unregistered Securities

11. We note your numerous references to “ongoing private placement.” Please clarify what the term means and provide a detailed analysis on how the registrant may conduct ongoing private placements concurrently with this public offering.

The disclosure has been revised to address the comment. Please also see the response to comment 1.

12. Please disclose the dates of the private transactions where UFI issued 40,000 and 384,000 shares. Clearly disclose the aggregate value of the shares issued and the consideration received. It appears from the Management Discussion and Analysis section that UFI received cash for these shares; however, the disclosure here indicates that UFI received services. Please reconcile.

The disclosure has been revised to address the comment.

13. Please disclose information required by Item 701 of Regulation S-B regarding the private transactions reselling all 300,000 shares of the treasury stock.

The disclosure has been revised to address the comment.

14. Additionally, for each transaction made relying upon section 4(2), please address the access to information test. For transactions made relying upon rule 506, please address whether they are accredited investors. Furthermore, please identify the persons to whom you sold the securities and the value of the shares issued.

The disclosure has been revised to address the comment.

Item 28 Undertakings

15. Please include the undertakings required by Items 512(a)(4) and 512(g) of Regulation S-B.

The disclosure has been revised to address the comment.

34 Act Report Filings

16. As previously requested, please promptly revise the applicable disclosure in your Exchange Act reports according to the comments issued for the SB-2 registration.

The Company filed amended Quarterly Reports on Form 10-QSB for the periods ending March 31, 2005, June 30, 2005, and September 30, 2005 on June 22, 2006.

Form 8-K filed on August 23, 2005

17. The Form 8-K filed on August 23, 2005 includes post-merger financial statements of the registrant. Please note Item 9.01 of Form 8-K requires the pre-merger financial statements of the acquired business. The financial statements should not cover a period after the merger and should not be retroactively restated to reflect the transaction. Please amend the Form 8-K to provide the pre-merger financial statements of Universal Fog, Inc. required by Item 310(c) of Regulation S-B. It appears this would include the audited financial statements as of December 31, 2004 and 2003, and the interim financial statements as of March 31, 2005.

An amended 8-K was filed on June 4, 2006.

18. Revise the financial statements and notes thereto to conform to the requested changes to the financial statements included in the Form SB-2, as applicable.

An amended 8-K was filed on June 4, 2006.

19. A Form 8-K filed in connection with a reverse acquisition should note under Form 8-K Item 5.03 and intended change in fiscal year from that used by the registrant prior to the acquisition. Please revise to include this information as the registrant had a fiscal year end of October 31 pre-acquisition and has a fiscal year end of December 31 post-acquisition.

An amended 8-K was filed on June 4, 2006.

10-QSB for the Quarter Ended March 31, 2006

20. We note your disclosure that your certifying officers concluded that your “disclosure controls and procedures are effective in timely alerting them to material information relative to our company required to be disclosed in our periodic filings with the SEC.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the company in reports that it filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The disclosure will be revised.

Any questions regarding the revised filing or this letter should be directed to the Company’s counsel, David M. Rees, of the law firm of Vincent & Rees, LC, 175 East 400 South, Suite 1000, Salt Lake City, Utah 84111, telephone (801) 303-5730.

Sincerely,

Universal Fog, Inc.

By:	/s/ Tom A. Bontems
Tom A. Bontems
Chairman, Chief Executive Officer
and Chief Financial Officer